001

MOLSON

[redacted]

03032056

File No. 82-2954

September 12, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEP 15 2003

Dear Madam/Sir:

SUPPL

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Encl.

dlw 9/16

EXHIBIT LIST

File No. 82-2954

Q1

MOLSON

Continuing to Deliver

Report to Shareholders
For the first quarter ended June 30, 2003

Message to Shareholders

For the first three months of Fiscal 2004, Molson delivered comparable EBIT growth of 15%, surpassing its annualized target of 14.5%. This financial performance was achieved through volume growth in Canada and a continued focus on operational savings, despite a short term setback in Brazil owing to a decision to improve the selling and distribution process.

Net sales revenue for the first quarter of Fiscal 2004 decreased 3.6% to $662 million compared to $687 million for the same period in Fiscal 2003. Lower volumes in Brazil were the primary contributing factor, though they were partially offset by volume and revenue growth in Canada. Overall brewing volume decreased by 12% to 5.17 million hectolitres versus 5.87 million hectolitres for the same period last year owing to the volume decline in Brazil.

Net earnings for the three months ended June 30, 2003 were $54.7 million compared to $100.7 million for the three-month period ended June 30, 2002. The most recent quarter earnings included a charge for a plant closure in Brazil, in the amount of $43.3 million (R$92.2 million), as well as a pre-tax gain of $7.0 million resulting from the sale of a residual property adjacent to the Barrie brewery. Furthermore, the Corporation started expensing the cost of stock options effective April 1, 2003 and has restated the prior year's results. The impact is $1.4 million for the three-month period ended June 30, 2003 and $0.8 million for the similar period ended June 30, 2002.

Comparable net earnings for the period, excluding the non-recurring items in the first quarters of Fiscal 2004 and Fiscal 2003, were $84.6 million or a 21% increase over $70.0 million in 2003. Comparable net earnings per share increased 22% to $0.67 per share. Both the comparable net earnings and the comparable net earnings per share reflect mainly the combined impact of improved operating efficiencies in the manufacturing, distribution, procurement and other overhead areas in Canada and Brazil, as well as higher volumes and consumer prices in Canada.

Through the first quarter of Fiscal 2004, the fiscal discipline, which has become characteristic of the Corporation over the last four years, continued through the first quarter and contributed to EBIT growth. From an operational perspective, continued competitive price pressures and aggressive discount brand tactics impacted overall market share in Canada, however, core brand share grew, building on the early success of innovation initiatives. In Brazil, distribution disruptions brought on by the elimination of a major sub-distributor and of trans-shipping led to temporary volume and market share declines. By late May, measures to correct the weaknesses were already in place and starting to show positive results.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2003 to shareholders of record at the close of business on September 15, 2003.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

July 29, 2003

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three months ended June 30, 2003 in comparison with the three months ended June 30, 2002, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2004 First Quarter Highlights

- Consolidated net sales revenue down 3.6% to $662 million, net sales revenue in Canada up 2.8%
- Total beer volume down 12% with volume in Canada up 2.3%
- Core brand market share in Canada up 0.7%, overall market share down 0.6%
- Net earnings decreased 46% from $100.7 million to $54.7 million
- Net earnings per share decreased 46% from $0.79 per share to $0.43 per share
- Comparable operating profit (EBIT) up 15% to $148.2 million [(i)]
- Comparable net earnings up 21% to $84.6 million [(ii) (iii)]
- Comparable net earnings per share up 22% to $0.67 per share [(ii) (iii)]
- Cash flow from operations before working capital and rationalization costs decreased 24% to $70.3 million

(i) *Comparable operating profit excludes the fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and a $7.0 million gain on sale of a property in Canada and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million relating primarily to plant closures in Brazil.*

(ii) *Comparable net earnings exclude the after-tax fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and an after-tax gain on sale of a property in Canada of $4.8 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the after-tax rationalization provision of $41.9 million relating primarily to Brazil plant closures and the minority interest thereon.*

(iii) *Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP to be used as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.*

Overview

Three months ended June 30, 2003 and 2002 *(Dollars in millions, except per share amounts)*		2003		2002 (Restated)
Sales and other revenues (i)	**$**	**896.4**	$	968.5
Brewing excise and sales taxes		**234.6**		281.7
Net sales revenue	**$**	**661.8**	$	686.8
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted (i)	**$**	**165.2**	$	147.8
Gain on sale of 20% of operations in Brazil		**–**		(64.2)
Provisions for rationalization		**36.3**		63.5
EBITDA		**128.9**		148.5
Amortization of capital assets		**17.0**		18.9
Earnings before interest and income taxes (EBIT)		**111.9**		129.6
Net interest expense		**24.8**		24.3
Income tax expense		**42.4**		12.7
Earnings before minority interest		**44.7**		92.6
Minority interest		**10.0**		8.1
Net earnings	**$**	**54.7**	$	100.7
Basic net earnings per share	**$**	**0.43**	$	0.79
Diluted net earnings per share	**$**	**0.42**	$	0.77
Cash provided from operations before working capital and rationalization costs	**$**	**70.3**	$	92.3
Dividends per share	**$**	**0.14**	$	0.10
Weighted average outstanding shares *(millions)*				
Basic		**126.8**		127.5
Diluted		**129.0**		130.2

(i) Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

For the three months ended June 30, 2003, net sales revenue decreased 3.6% to $662 million compared to $687 million for the same period last year. The decrease is comprised primarily of a 32% revenue decrease in Molson's operations in Brazil due mainly to lower volumes when compared to the same period last year partially offset by higher selling prices in the current period. The Brazil volume decrease reflects the Corporation's decision during its low season to strengthen the distribution network by eliminating weak sub-distributor's, trans-shipping and taking closer control of the direct selling to the end consumer. These initiatives had a short term negative impact on volumes in the quarter. Also, the change of ownership of the largest distributor in the quarter caused significant disruption in distribution. This net sales revenue decrease is also offset by an increase in revenue in Canada due to higher volumes and modestly favourable consumer prices. Brewing volume decreased by 12% to 5.17 million hectolitres versus 5.87 million hectolitres for the same period last year due mainly to the decrease in volume in Brazil. The Corporation continues to expect volume growth in Brazil in the current year.

Comparable net earnings for the period, excluding the charge for rationalization costs in both quarters and the gain on sale of $64.2 million in the prior year's quarter, were $84.6 million or a 21% increase from $70.0 million for the same period last year. Comparable net earnings per share increased 22% to $0.67 per share.

Net earnings for the three months ended June 30, 2003 were $54.7 million compared to $100.7 million for the three months ended June 30, 2002. The current year's earnings include a charge for the previously announced plant closure in Brazil in the amount of $43.3 million ($92.2 million real). In addition, the Corporation completed the sale, in the current quarter, of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 million has been recorded on the provision for rationalization line in the statement of earnings, which is consistent with the treatment of the original Barrie plant closure provision. The prior year's quarter included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million.

As previously announced, the Corporation is now expensing the cost of stock options effective April 1, 2003 with a restatement of the prior year's results. The impact in the period ended June 30, 2003 is $1.4 million. The previously disclosed impact of $0.8 million for the period ended June 30, 2002 has been restated in the prior year figures.

The table below shows Molson's comparable net earnings and earnings per share for the quarters ended June 30, 2003 and 2002.

	Net earnings for the three months ended June 30		Net earnings per share for the three months ended June 30	
(Dollars in millions, except per share information)	**2003**	2002 (Restated)	**2003**	2002 (Restated)
Net earnings	**$ 54.7**	$ 100.7	**$ 0.43**	$ 0.79
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	**–**	(64.2)	**–**	(0.50)
Provisions for rationalization	**38.5**	41.9	**0.31**	0.33
Minority interest impact on Brazil rationalization provision	**(8.6)**	(8.4)	**(0.07)**	(0.07)
Comparable net earnings	**$ 84.6**	$ 70.0	**$ 0.67**	$ 0.55

The increased comparable net earnings reflect the combined impact of improved efficiencies in manufacturing operations and savings across the board in distribution, overheads, procurement, with additional marketing and savings efficiencies achieved both in Canada and Brazil. Canada also achieved higher volumes and consumer prices.

Net interest expense for the quarter was $24.8 million which was $0.5 million higher than the prior year reflecting higher net debt and interest bearing liabilities in Brazil offset in part by an overall decrease in average net debt and related interest expense in Canada for the three-month period.

The effective tax rate for the three months ended June 30, 2003 on comparable net earnings was 32.5%. There was no tax recovery recorded on the current quarter's provision for plant closure in Brazil since the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realized. The effective tax rate on comparable net earnings for the three months ended June 30, 2002 was 32.8%.

Cash flow from operations before changes in working capital and rationalization costs decreased by 24% to $70.3 million for the three months ended June 30, 2003, compared to $92.3 million for the same period last year. This reflects higher comparable net earnings which were more than offset by regular EVA bonuses of $45.0 million that were paid in the first quarter of fiscal 2004 which included a significant one-time amount relating to deferred bonuses previously accrued. The prior year's EVA bonus payment was $26.1 million. In addition, there was an increase in cash taxes payable of approximately $10 million on higher brewing earnings in Canada due primarily to the utilization of prior year tax losses from the Corporation's former Sports and Entertainment business segment as well as increased net pension funding in the quarter when compared to the prior year.

Cash used for working capital in the current quarter relates to higher accounts receivable in Canada due to strong June sales and increased funding of Canadian income taxes on higher brewing earnings including the balance of estimated taxes owed for the prior taxation year.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenue decreased by 3.6% to $662 million reflecting decreased sales revenue in Brazil partially offset by higher revenues in Canada due mainly to increased volumes and modestly favourable consumer prices. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

Three months ended June 30	Sales and Other Revenues		Net Sales Revenue		EBITDA		EBIT	
(Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**726.9**	717.8	**562.4**	546.9	**163.8**	136.0 (ii)	**152.0**	123.1 (ii)
Brazil (i)	**147.5**	225.9	**80.8**	119.0	**2.0**	12.4	**(3.2)**	6.4
United States	**22.0**	24.8	**18.6**	20.9	**(0.6)**	(0.6)	**(0.6)**	(0.6)
Totals before non-recurring items	**896.4**	968.5	**661.8**	686.8	**165.2**	147.8	**148.2**	128.9
Gain on sale of 20% of operations in Brazil	–	–	–	–	–	64.2	–	64.2
Provisions for rationalization	–	–	–	–	**(36.3)**	(63.5)	**(36.3)**	(63.5)
Consolidated	**896.4**	968.5	**661.8**	686.8	**128.9**	148.5	**111.9**	129.6

(i) Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.
(ii) Restated by $0.8 million reflecting the previously disclosed stock option expense.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three months ended June 30, 2003 and 2002.

Volume *(Hectolitres in millions)*	**2003 Estimated**	2002 Actual
Industry volume in Canada (i)	**5.87**	5.66
Molson (Canada)	**2.59**	2.53
Molson production for shipment to the United States	**0.53**	0.54
Brazil	**2.05**	2.80
Total Molson volume	**5.17**	5.87

(i) Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada increased 3.7% to 5.87 million hectolitres during the three months ended June 30, 2003, compared to fiscal 2003. Molson's volume in Canada increased 2.3% to 2.59 million hectolitres during the same period including a strong 5.6% increase in the Quebec/Atlantic region and represents the second largest quarterly volume increase in over two years. Molson's production for sale in the United States included primarily Molson brands, which were slightly favourable in the quarter, and the Foster's brand. Brazil volume was negatively impacted in the quarter based on the Corporation's aggressive steps to improve the future distribution network and selling organization.

Canada

Net sales revenue increased by 2.8% to $562.4 million in the quarter reflecting higher volumes, increased consumer prices and favourable mix when compared to last year. Comparable operating profit increased 23.5% to $152.0 million for the three months ended June 30, 2003 reflecting improved margins due primarily to significant cost savings and efficiencies in distribution, overheads, procurement, marketing and sales.

Market Share (%)

Three months ended June 30	**2003 Estimated**	2002 Actual
Including sales of imports:		
Canada	**44.1**	44.7
Quebec/Atlantic	**43.4**	42.3
Ontario/West	**44.5**	46.0

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the three months ended June 30, 2003 declined to 44.1% from 44.7% compared to the same period last year. However, core brands continue to perform well with a share increase of 0.7 share points on a national basis which includes the successful launch of A Marca Bavaria across Canada as well as Export Light in Quebec. Based on shipments, Ex Light became the number two light beer in Quebec, second only to Coors Light. In the Ontario/West region where A Marca Bavaria was launched in mid-March, it became the fourth-largest packaged import beer and gives Molson the top four ranked super premium import beers in that region – Heineken, Corona, MGD Clear and A Marca Bavaria.

The Quebec/Atlantic region's market share showed strong growth of 1.1% overall and a core brand share increase of 2.1 share points, despite intense levels of competitive tactical marketing and trade programs in the Quebec super premium and discount beer segments.

The Ontario/West region's market share declined from 46.0% to 44.5% however, core brand market share was only marginally below prior year's levels by 0.1 share points. The overall decrease reflects strong competitor discount pricing activity, primarily in Ontario and Alberta.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million which was recorded in the three-month period ended June 30, 2002. The Corporation received unconditional approval for both transactions from the Brazilian competition authorities during fiscal 2003.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts, excluding rationalization provisions and the gain on sale:

	Three months ended June 30			
(Currency in millions)	**BRL**		**CAD**	
	2003	2002	**2003**	2002
Sales and other revenues	**314.7**	360.0	**147.5**	225.9
Net sales revenue	**172.5**	190.0	**80.8**	119.0
EBITDA [(i)]	**4.2**	20.7	**2.0**	12.4
EBIT [(i)]	**(6.9)**	11.1	**(3.2)**	6.4

(i) *Results for the quarter ended June 30, 2003 exclude the rationalization provision of $43.3 million. Results for the quarter ended June 30, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.*

(ii) *Results for the quarter ended June 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.*

Brazil, in the quarter, was impacted by the Corporation's aggressive actions to improve the overall distribution and selling capabilities of the organization. These activities include the following:

- decision to hire 200 - 300 new direct sales force employees;
- decision to introduce two separate brand sales forces in specific regions;
- elimination of trans-shipping;
- elimination of large sub-distributors;
- implementation of new technology.

Kaiser experienced further disruption of distribution resulting from the change in ownership of Panamco in Sao Paulo, which is the most important region for Kaiser. As a result, total sales volume for the quarter was 2.05 million hectolitres compared to 2.80 million hectolitres last year. Total estimated Molson market share in Brazil was 12.7% for the three-month period ended June 30, 2003 compared to 16.2% for the same period last year, according to ACNielsen data. This is viewed as a one-time impact and the Corporation continues to expect annual volume growth in Brazil in the current year. The significant volume declines in the April and May months were followed by a substantive trend improvement within the quarter with June sales almost back to prior year's levels.

Net sales revenue decreased 9% from R$190.0 million to R$172.5 million reflecting the 27% volume decline in the quarter, partially offset by higher selling prices in the current period. Net sales revenue as measured in Canadian dollar decreased 32% reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors.

In the first quarter of fiscal 2004, Molson announced certain initiatives to achieve its cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million ($92.2 million real) which included primarily fixed asset write-downs and employee severance costs.

On June 20, 2002, Molson announced certain initiatives to achieve its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant due to strategic geographic considerations. As a result, Molson recorded a rationalization provision in the first quarter of fiscal 2003 relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas-AmBev.

Molson continues to implement initiatives to offset the recent currency fluctuation in Brazil including selling price increases, accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign product mix to optimize profitability under existing currency conditions. The average exchange rate of the US dollar in the current quarter, including the impact of the Corporation's hedging transactions, was R$3.43 compared to R$2.48 for the same period last year.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Molson Canadian, Molson Canadian Light, Molson Golden and Molson Ice. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

The Molson Canadian brand continued to grow with volume up 41% in the quarter. It remains the fastest growing import of the top 25 imports in the United States. According to Nielsen Grocery Channel reporting, import volumes grew by 1.3% in the three months ended June 30,

2003. Molson USA grew its share of the import category by 5.6% or 0.3 share points to 4.3% according to these same Nielsen results. Overall, Molson's total volume in the United States for the three months ended June 30, 2003 is down 0.6% compared to last year. Over the coming quarters, continued focus on slowing the Ice and Golden declining volume will remain a priority.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

Three months ended June 30						
					Molson 50.1% Share	
(Dollars in millions)	USD		CAD		CAD	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**31.5**	31.9	**44.0**	49.5	**22.0**	24.8
Net sales revenue	**26.6**	26.9	**37.1**	41.8	**18.6**	20.9
EBITDA	**(0.8)**	(0.8)	**(1.2)**	(1.2)	**(0.6)**	(0.6)
EBIT	**(0.9)**	(0.8)	**(1.3)**	(1.2)	**(0.6)**	(0.6)

Financial Condition and Liquidity

At June 30, 2003, the Corporation had $299.3 million drawn under an 18-month bridge facility that expires on September 17, 2003. The Corporation also has a three-year, $625 million revolving facility that expires on March 17, 2005 and includes $59.9 million of drawings as at June 30, 2003 and will be used to repay the balance of the 18-month bridge facility. Molson Canada has a $100.0 million credit facility expiring on August 31, 2003 which was fully drawn as of June 30, 2003 and will be refinanced using the $625 million facility.

Dominion Bond Rating Service current credit rating for Molson Inc. and Molson Canada is A (low) and A respectively, both with a stable trend and is unchanged during the quarter.

Standard and Poor's current credit rating for both Molson Inc. and Molson Canada's long-term debt is BBB+ with a negative outlook and was unchanged in the quarter.

The Corporation had previously entered into an interest rate swap for $100 million which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1 and 2 to the consolidated financial statements.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. As a result, the Corporation has recorded $1.4 million related to stock option expense in the current quarter and has also restated the prior fiscal quarter by $0.8 million to record the previously disclosed stock option expense. Opening retained earnings was restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

Other

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 690,700 Class "A" shares in the three-month period ended June 30, 2003, at prices ranging between $32.15 and $33.05 per share. The total number of Class "A" and Class "B" shares outstanding at June 30, 2003 were 127,003,023 (126,979,091 at June 30, 2002). The share buy-back is consistent with the Corporation's objective to offset the dilution impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2003 to shareholders of record at the close of business on September 15, 2003.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation. See also "Impact of New Accounting Pronouncements" for details on the change in accounting policy.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

Three months ended June 30, 2003 and 2002 *(Dollars in millions, except share and per share amounts)*		**2003**		2002 (Restated)
Sales and other revenues	**$**	**896.4**	$	968.5
Brewing excise and sales taxes		**234.6**		281.7
Net sales revenue		**661.8**		686.8
Costs and expenses				
Cost of sales, selling and administrative costs		**496.6**		539.0
Gain on sale of 20% of operations in Brazil		**–**		(64.2)
Provisions for rationalization (note 3)		**36.3**		63.5
		532.9		538.3
Earnings before interest, income taxes and amortization		**128.9**		148.5
Amortization of capital assets		**17.0**		18.9
Earnings before interest and income taxes		**111.9**		129.6
Net interest expense		**24.8**		24.3
Earnings before income taxes		**87.1**		105.3
Income tax expense		**42.4**		12.7
Earnings before minority interest		**44.7**		92.6
Minority interest		**10.0**		8.1
Net earnings	**$**	**54.7**	$	100.7
Net earnings per share				
Basic	**$**	**0.43**	$	0.79
Diluted	**$**	**0.42**	$	0.77

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Three months ended June 30, 2003 and 2002 *(Dollars in millions)*		**2003**		2002
Retained earnings - beginning of year	**$**	**676.8**	$	460.3
Change in accounting policy (note 2)		**(3.7)**		–
Retained earnings - beginning of year, as restated		**673.1**		460.3
Net earnings		**54.7**		100.7
Cash dividends declared		**(17.7)**		(12.1)
Stock dividends declared		**(0.1)**		(0.7)
Excess of share repurchase price over weighted-average stated capital (note 6)		**(18.6)**		(37.7)
Retained earnings - end of period	**$**	**691.4**	$	510.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**June 30 2003**	June 30 2002	March 31 2003
	(Unaudited)	(Unaudited) (Restated)	(Restated)
Assets			
Current Assets			
Cash	**$ 3.8**	$ 35.3	$ 12.2
Accounts receivable	**236.2**	250.0	197.3
Inventories	**172.6**	179.3	162.3
Prepaid expenses	**79.7**	52.8	65.4
	492.3	517.4	437.2
Investments and other assets	**127.3**	126.3	127.6
Property, plant and equipment	**996.0**	1,047.2	1,026.9
Intangible assets, excluding goodwill	**1,572.1**	1,611.5	1,552.5
Goodwill	**817.3**	816.1	770.4
	$ 4,005.0	$ 4,118.5	$ 3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 504.7**	$ 611.2	$ 540.4
Provision for rationalization costs (note 3)	**16.4**	45.3	14.6
Income taxes payable	**37.6**	61.6	77.8
Dividends payable	**17.8**	12.8	14.0
Future income taxes	**138.1**	104.1	126.6
Current portion of long-term debt	**64.4**	44.9	40.6
	779.0	879.9	814.0
Long-term debt	**1,207.0**	1,353.0	1,180.0
Deferred liabilities	**395.1**	358.0	380.5
Future income taxes	**358.4**	325.3	355.0
Minority interest	**154.3**	185.1	152.1
	2,893.8	3,101.3	2,881.6
Shareholders' equity			
Capital stock	**722.8**	713.6	719.4
Contributed surplus	**5.1**	0.8	3.7
Retained earnings	**691.4**	510.5	673.1
Unrealized translation adjustments	**(308.1)**	(207.7)	(363.2)
	1,111.2	1,017.2	1,033.0
	$ 4,005.0	$ 4,118.5	$ 3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

Three months ended June 30, 2003 and 2002 *(Dollars in millions)*		2003		2002 (Restated)
Operating activities				
Net earnings	$	**54.7**	$	100.7
Gain on sale of 20% of operations in Brazil		**–**		(64.2)
Provisions for rationalization (note 3)		**36.3**		63.5
Amortization of capital assets		**17.0**		18.9
Future income taxes		**16.0**		0.7
Minority interest		**(10.0)**		(8.1)
Funding of deferred liabilities in excess of expense		**(40.8)**		(18.7)
Other		**(2.9)**		(0.5)
Cash provided from operations before working capital and rationalization costs		**70.3**		92.3
Used for working capital		**(161.3)**		(96.3)
Rationalization costs		**(4.4)**		(9.7)
Cash used for operating activities		**(95.4)**		(13.7)
Investing activities				
Proceeds from sale of 20% of operations in Brazil		**–**		333.9
Additions to property, plant and equipment		**(5.4)**		(8.6)
Additions to investments and other assets		**(1.5)**		(0.6)
Proceeds from disposal of property, plant and equipment		**14.4**		–
Proceeds from disposal of investments and other assets		**1.0**		9.8
Cash provided from investing activities		**8.5**		334.5
Financing activities				
Increase in long-term debt		**81.3**		183.8
Reduction in long-term debt		**(34.8)**		(511.0)
Securitization of accounts receivable		**65.0**		28.0
Shares repurchased (note 6)		**(22.5)**		(44.5)
Cash dividends paid		**(14.0)**		(12.0)
Other		**7.3**		–
Cash provided from (used for) financing activities		**82.3**		(355.7)
Decrease in cash from continuing operations		**(4.6)**		(34.9)
Increase (decrease) in net cash from discontinued operations (note 8)		**(4.7)**		6.5
Decrease in cash		**(9.3)**		(28.4)
Effect of exchange rate changes on cash		**0.9**		(7.3)
Cash, beginning of period		**12.2**		71.0
Cash, end of period	$	**3.8**	$	35.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 5.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the three-month periods ended June 30 by $1.4 in fiscal 2004 and by $0.8 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at June 30, 2003 is $2.7.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

(Dollars in millions, except share and per share amounts)

Note 4. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

		2003	2002 (Restated)
Net earnings	$	**54.7**	$ 100.7
Weighted average number of shares outstanding - (millions)			
Weighted average number of shares outstanding - basic		**126.8**	127.5
Effect of dilutive securities		**2.2**	2.7
Weighted average number of shares outstanding - diluted		**129.0**	130.2

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first three months of fiscal 2004, options to purchase 667,700 (fiscal 2003 – 686,000) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the three-month period.

Note 5. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At June 30, 2003, there were 5,716,883 (2002 – 5,659,884) stock options outstanding and 1,686,795 (2002 – 2,601,070) stock options available for future grants. During the first three months of fiscal 2004, the Corporation granted 868,800 (2002 – 746,200) stock options at exercise prices ranging between $32.31 and $36.96 (2002 – ranging between $33.82 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the three-month period: dividend yield of 1.6 percent (2002 – 2.0 percent); expected volatility of 25.5 percent (2002 – 24.0 percent), risk-free interest rate of 4.4 percent (2002 – 5.1 percent); and an expected life of 6.0 years (2002 – 6.0 years). The weighted average fair value of options granted in the three-month period is $9.23 (2002 – $9.87) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.4 (2002 – $0.1) were charged to earnings during the three-month period.

As at June 30, 2003, 157,379 (2002 – 134,629) Deferred Share Units ("DSU's") are outstanding. For the three-month period ended June 30, 2003, $0.2 (2002 – $0.2) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

(Dollars in millions, except share and per share amounts)

Note 6. Capital Stock

During the three month period ended June 30, 2003, the Corporation repurchased 690,700 (2002 – 1,100,000) Class "A" shares at prices ranging between $32.15 and $33.05 (2002 – ranging between $34.55 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at June 30, 2003, was 127,003,023 (2002 – 126,979,091). Of the total amount of $22.5 (2002 – $44.5) repurchased, $3.9 (2002 – $6.8) was charged to capital stock based on the weighted-average stated capital with the excess of $18.6 (2002 – $37.7) being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil		United States		Consolidated	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**726.9**	717.8	**147.5**	225.9	**22.0**	24.8	**896.4**	968.5
Inter-segment revenues	**11.0**	11.8	**2.6**	–	**–**	–	**13.6**	11.8
EBIT	**159.0** (i)	123.1 (ii)	**(46.5)** (iii)	7.1 (iv)	**(0.6)**	(0.6)	**111.9**	129.6
Assets	**2,602.2**	2,556.8	**1,239.7**	1,394.8	**163.1**	166.9	**4,005.0**	4,118.5
Goodwill	**198.0**	198.0	**619.3**	618.1	**–**	–	**817.3**	816.1
Amortization of capital assets	**11.7**	12.9	**5.2**	6.0	**0.1**	–	**17.0**	18.9
Additions to capital assets	**3.3**	1.7	**2.1**	6.9	**–**	–	**5.4**	8.6

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $0.8 to reflect the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 8. Discontinued Operations

Cash used for discontinued operations of $4.7 ($6.5 source of cash in fiscal 2003) was for operating activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

www.molson.com

MOLSON

Molson Inc.
1555 Notre-Dame Street East,
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866

CONFIRMATION LETTER

August 29, 2003

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc. interim report for the period ended June 30th, 2003

The following item was sent by prepaid mail to all shareholders of the above-mentioned Company on August 26th, 2003.

____	Proxy form	____	Management Proxy Circular
____	Annual Report	____	MD&A
____	Annual Financial Statement	____	Supplementary Card
____	Notice of Annual Meeting	X	Interim Report for the period ended June 30th, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC MELLON TRUST COMPANY

(signed) Antonio (Tony) Iervolino
Associate Manager,
Client Relations
Tel: (514) 285-3615

MOLSON

Moderator: Danielle Dagenais

July 29, 2003

2:00 p.m. CT

Operator: Good day everyone, and welcome to today's Molson conference call. As a reminder today's call is being recorded. At this time I would like to turn the call over to the Vice President of Investor Relations, Danielle Dagenais. Please go ahead, ma'am.

Danielle Dagenais: Thank you operator and welcome everyone to Molson's Fiscal 2004 First Quarter conference call. At this stage you should have received by fax, e-mail or wire an earnings release which included the quarter's financial statement with the accompanying supplemental information.

Hosting the call today are Daniel O'Neill, the President and CEO of Molson; Robert Coallier the President and CEO of Kaiser and Brian Burden, Executive Vice President and CFO of Molson. We are pleased to have participating financial analysts, investors and media. At the end of the formal remarks, we will entertain questions from analysts and investors. Media listeners are invited to communicate with us after the call to ask questions. And now I will turn the meeting over to Dan.

Daniel O'Neill: Good afternoon, everyone. I may lose my voice here once in a while but I will just cough and I apologize up front. Through a 17th consecutive quarter, we exceeded our financial target of 14.5 percent, reaching 15 percent after accounting for the first time for options. Otherwise the growth would have been even stronger at 15.3, therefore once again exceeding our commitment to the shareholders.

The performance is overall very, very strong when you compare us to the global beer companies, especially those that are competing in the United States. In all honesty, it was a tough quarter for us, one of the most difficult that Molson has faced in the last five years, since I have been here, based primarily on two factors. One was our strategic decision in Brazil to take the steps necessary to improve and strengthen the distribution network and the selling function with the objective of strengthening our long-term performance. We needed much greater control over this function and we are taking the steps to achieve it.

Most of you have questioned us in the past about the strength of the distribution network relative to competition, and we have been planning probably for 18 months some of the steps to take and we decided to take those all in this quarter, and actually if you look from February until probably the end of May, mid-June, we were actually implementing numerous, eight to 10 different steps and I will talk to you specifically about those.

And I asked Robert to attend the meeting only because, if we need further clarification, he can pop in and answer, but we're pretty much on top of what is going on there. But it clearly was a strategic decision at this time to take these steps in the off-season and make sure we are ready for the coming summer.

The second area was the continued promotional and pricing activity in Ontario West. You will see our performance in Canada was very strong. But we needed to and we made a decision to focus on profitable share growth and forget some of the low-profit volumes or nonprofit volume grabbing programs, and we will talk about those as well. But share per share sake is – which has been characteristic of our competition over the last few months - is not the game we want to play and you'll see that profitable share growth due to innovation has been very, very successful.

The quarter, as I mentioned, was filled with many positives, revenue in Canada was up 2.8 percent, volume is up 2.3, the Ontario share in the LCBO conventional store a strategic opportunity grew 2.7 points in the quarter. Quebec (Atlantic) sales in June were up over nine percent. It is important to note that increase was prior to the Labatt strike.

The strike started mid-June, we were up over eight percent prior to going into that. The last two weeks of June really had limited impact because the stores were quite well stocked with our competitor's products so there wasn't really any impact there. But the Quebec group is doing very, very well, as I said, up over nine percent. The share growth for the quarter in the Quebec region was 1.1 points up.

Brazil's June performance was very, very strong. Probably the second best performance since we took over the company and reflected the actions that we took and the positive impact of those. The year-to-date July performance is also very strong. It looks like we will exceed year ago performance by several percentage points as we come to the end of July.

So, the initial steps, and I will get into those in a second, seem really positive and we're quite happy actually. I'm really happy. I came back from Brazil five days ago and for the first time, came back with a real positive view and very, very positive attitude.

Bavaria in Canada, as you are all aware, is a huge success and Ex light became the number two light beer in Quebec, albeit with a .8 share points but it is growing and at the same time base brand Export in Quebec grew. Let me take you through each of the regions specifically starting in Canada.

In Canada profits were up as you've read very, very strong up 23.5 percent versus the same quarter a year ago, driven by volume growth of 2.3 percent, a price increase and continued focus on cost. And Brian will bring you through the costs. It was despite the decline in market share in Ontario of .6 points. The core brands which should be the focus are up .7 points and have grown almost two points, 1.9 points in the last four years.

Ontario West total share was down 1.5 points to 44.5, reflecting the continued price offs of competition in all three of its major brands for each of the long weekends. Just to show you the impact of that, we lost our share in Ontario West over the long weekends, during which time competitive brands – (three) other brands were priced at four dollars off and gained 10 points for that one week period.

However – and it was a reflection of the price off – performance outside these windows is very, very strong and it should be noted that Q1 as a total represented a quarter-on-quarter growth for the Ontario West group and that is the first time in about – I think it is six quarters or seven quarters that we're showing quarter-on-quarter growth. So we are improving in the Ontario West situation; the problem is the reflection, more importantly, of us stepping away from the long weekend four dollars off and letting that volume move over to competition.

Bavaria, as I mentioned, has been extremely successful in Ontario West region since its launch on March 15. Reaching a .43 share in June, three percent of the super premium segment. The performance in Quebec is even stronger with a five share – a .5 share, excuse me, I wish it was a five share –in June and a super premium share of four percent.

Bavaria, in the month of June, became the number four packaged import brand so you look at it and say Corona, Heineken, MGD, are one, two and three, we now have the number four as well in the super premium and it passed such brands as Stella which have been in the market for a considerable time. And it is interesting in Alberta, Bavaria is like .02 behind Heineken in terms of overall share for the month of June. So it has been a real success for us as it continues to grow and continues to move forward.

The Quebec Atlantic region actually had an outstanding quarter; the category volume in the Quebec Atlantic area was up 2.9 percent, Molson volume was up 5.6 percent. I will reiterate the strength did not begin till June 15 or 16, so it not really impacting these numbers. If anything, it would have had a negative impact due to the loading that occurred: knowing that the strike was coming, the competition filled up the channels pretty heavily.

The brands contributing to the Quebec success were the Export trademark, as I mentioned earlier, up and Ex Light reached the .8 share and Rickard's is also up. So the yearly performance as well as July is strong and our overall outlook is very strong in the Quebec-Atlantic region.

Going to the U.S., Molson performance in the U.S., unlike most imports in the U.S., continues to be strong with our calendar year-to-date up three percent despite a softening of .9 in the last three months. Molson Canadian remained the fastest-growing import in the market up 41 percent. Market share for Molson products grew .3 points to 4.3, despite the continued softening of Golden and Ice.

So we continue to have to offset the declines but Molson Canadian is now growing fast enough to make up for those losses and Canadian now represents 44 percent of our total portfolio making it a lot easier for us to grow in the U.S. marketplace. Critical in that U.S. position is that we have to somehow - promotionally or price wise - offset and continue to work on Golden and Ice to slow the decline so it gives the Canadian brand even further opportunity.

The expansion markets in California and Florida are doing extremely well. Basically they are on forecast. The sales staffing that we had put in place or that we were working on is in place now and the wholesaler commitments have been achieved and distribution is slowly building.

Bavaria has been launched in New York City just last week with a lot of fanfare and plans are in place for two additional cities – one in the next three weeks and one in the beginning of September. As I mentioned, the factors not working in the U.S. are twofold.

One, the Ice and Golden declines and how we soften those and in the New York City area is probably the only area where we see any weaknesses in our distribution network and we're working on those. Our forecasted annual volume growth still remains positive in the U.S. division and we see an area which we mentioned before in excess of three to four percent in the United States volume situation.

Now, in Brazil, this is the one that I am most happy about even though the results are not as positive as you would have liked. They are fine with me, because I think at a certain point in time you have to bite the bullet and make the tough decisions and we made them. I did not think the rebound would happen as quickly as it did, and if it continues we made an unbelievably great decision with the stuff we did in the last four months but it has really rebounded quickly. And a lot of it has to do with people but I will talk and get back on the script here, but I am real positive about the whole situation in Brazil.

We took some very aggressive measures based on our year one earnings and the strategic work that we completed in October, which we knew would impact the short-term but were essential decisions for the long-term health of the business. You know, it's interesting when you see analyst reports and you read them and you say, "yes, we are addressing that, yes, we're addressing that," and you can't really reply to those because you're in the process of addressing them.

A lot of the analyst reports written talked about our distribution network and our control of that system. I think the actions we took were very, very strongly consistent with the strategy we presented to the analysts who participated in our March meeting and to the

input we were receiving. Volume declined 27 percent; there is no question, while share declined to 12.7 percent. Price increases to a degree offset some volume declines with net sales revenue down nine percent only.

But let me take you through the individual changes, over the last five months, all designed for Molson to get a much tighter grip on the selling and the distribution area.

First, we changed the COO and the Vice President of Sales the director of sales as well as 50 other salespeople were let go. We wanted professionals who could perform within the system given very clear direction. So that happened in between February and March and April.

We hired a new director of sales as I mentioned previous meeting, with 17 years of selling experience who went ahead and hired the following people: a new regional director of San Paulo. San Paulo as you know represents 32 percent of our business, so we changed the person in there, we hired a new one. He has at least a minimum of 10 years experience as his family was previously the Skol distributor for Sao Paulo so he comes to us with a lot of beer experience.

We hired a new regional director of the Southwest region; we hired 10 new commercial managers responsible for specific bottlers assigned to each one of the bottlers and each one of them has been provided and clearly managed on specific objectives and specific goals.

We shut down transshipping between regions obtaining a signed agreement between all Coke bottlers. This volume in the short-term - when you think about our bottler A shipping into bottler B's region and bottler B not knowing how much that is or what that is - this represents somewhere in the range of 15 to 20 percent of individual bottlers sales. So we stopped that. So immediately that impacted our volume reflecting this new arrangement and the bottlers not knowing A, how much was coming in or where it was coming from or who it was going to.

So that immediately requires a major lag in our sales situation, but we decided we could wean them off that program or get the bottlers to sit down and agree to the transshipping rules. We put in a tracking system to know where product was going and if it was going into bottler A, where it was going out into the field, so that has been corrected. And quite honestly the bottlers are very happy with that change. So, that's 10 to 15, in some regions as much as 25 percent. If people have questions about that we can talk to you about that later. But, that happened in the April May period – principally in April.

We eliminated the sales of the largest sub-distributor which we came to discover were simply telesales people without on premise support. This was representing 16 percent of our monthly sales. So we had a large sub-distributor who was selling our product. He represented 16 percent of our business; he was doing it on telesales programs so when we were talking about the need to get 600 (ML) bottles on premise, that type of a sales function is not helping us. So we eliminated that sub-distributor right off the bat, and were minus 16 percent and had got to find new ways to get that volume.

So this transshipping and sub-distribution by themselves represented as much as 25 percent of our sales, therefore significantly impacting April and May period. We managed sales during the new ownership transition of our larger bottler, FEMSA, from Panamco. As you know, that bottler represents about 32 percent of our business and was changing ownership, and during the transition – the January, February, March, April, May period really saw limited focus on our business as well as the Coca-Cola business and saw our volume drop in that channel. So we managed that, took control of the sales, as I talked about earlier, when we managed and hired the new sales individual for San Paulo. He immediately took over and had a big task in front of him.

We created five new selling regions, or five selling regions which aligned our sales management units to support the Coca-Cola company's five regions. We went out and trained 1500 bottler sales people, setting new guidelines, new expectations and new objectives. We contracted jointly with specific bottlers, over 200 salespeople – it is now closer to 300, to sell specifically beer to being awarded and paid solely on beer results.

That group of people is – 50 percent of them are - in place. We are in the process of signing contracts. Last week we signed one in the Sao Paulo region when I was there. We just signed one again this morning so those people are moving on and moving forward.

We finalized plans to test separate selling organizations for both – distinct selling organizations for both Bavaria and Kaiser and specific regions across the country where we have one sales force in the same region one selling Bavaria one selling Kaiser so we can really drive home the focus and the power of the brands and we implemented a transition to a new priority and tracking technology. Now, we have been working on this technology for 18 months and prior to that, I was not that excited about the technology because I thought we were giving technology to an organization that could not use it.

Now we have the players that have used a similar technology in the past and are using it, believe me, well beyond my expectations, and it has been incredibly useful for us in the month of June and in the month of July and we are expanding that out across the country. We can know the price point and market share, promotional activity of any of our brands in any bars and in all of the country.

So we have one million points of distribution. We can tell you whether we are there, competition strength there and we can focus our efforts to go after specific opportunities. Now, this is the information that our competition had, and that is where they have been very, very effective. We have been able to implement that. So, we feel much more comfortable with our capabilities.

The results of all this disruption as you would expect was a significant volume drop and as I said, we knew it and we knew it was coming, OK? In fact, in the month of April the volume was down approximately 50 percent versus the year ago and was very, very scary for us for a while.

However, the new team, the new strategy, the new actions got us back to basically flat in the month of June. So, after hurting in April and May, we came back to flat in June. And as I mentioned, so far July looks very strong and we will exceed our year ago levels in the month of July, and as I said, June was basically our second best month relative to previous years.

So I am feeling very good about Brazil. The situation is strengthening, we realize we have an exceptionally strong competitor but we are continuing to improve. The steps taken were required. We had the courage to do it now, in the off-season, so that we will be ready for the summer. The annual volume and EBIT targets remain unchanged from original budget, and in fact I think they are much more probable now to achieve than they would have been before.

Focus on cost savings obviously is still remaining, the price and distribution gaps are still there and closing those gaps still remains a priority. As you know apart from the things that I just mentioned that we did in Brazil, we also closed a brewery and all the things that go along with that. So that was just thrown in on top.

So, overall, the FY '04 outlook, I think, remains very, very positive. With the Quebec Atlantic region getting stronger, continued growth is expected, the innovation work remaining a cornerstone for the future. We presented some new products to the board today, so real positive about those. We are ready to enter into the new fiscal year as we

come around. The U.S.A. remains small but is improving. The Coors relationship is very strong and doing very well and as I mentioned, annual growth is forecasted in the United States.

A lot of steps, as I covered in detail, were taken in Brazil, distribution and sales are much more in Molson's hands. There are much improved. Our annual growth targets are much more reliable. Ontario West remains a concern for me but, one that we will address over the next several months and I feel comfortable that we will resolve it.

We have as our main guidance 14.5 percent annual EBIT which remains as our guidance target. So I am going to turn it over to Brian. Thank you very much.

Brian Burden: Thanks Dan and good afternoon everyone. As Dan has mentioned, Molson once again exceeds it's financial target achieving 15.3 percent growth prior to accounting for stock options. This was driven by a strong volume and cost performance in Canada which more than offset the impact of our strategic decisions made in Brazil relating to our distribution network. Comparable net earnings were 84.6 million, a 21 percent increase over the 70 million earned in the same period last year with earnings per share up 22 percent at 67 cents per share.

Overall, EBITDA to net sales increased to 25 percent versus 21.5 percent for the same period last year, moving closer to our long-term target and actually exceeding this in Canada at 29.1 percent. As you know, our net sales revenues were lower by 3.6 percent to 662 million due to reduced sales in Kaiser down 32.1 percent in Canadian dollar terms, and I will speak about the reais shortly, offset by a 2.8 percent increase in revenues in Canada.

Volumes decreased 12 percent overall to 5.2 million hectoliters, with Brazil down 26.5 percent and Canada up strongly at 2.3 percent. Our net interest expense at 24.8 million was slightly higher than last year though lower than last quarter and a small increase versus last year really just reflected higher net debt and interest-bearing liabilities in Brazil offset in part by lower interest expense in Canada.

Income tax expense at 42.4 million reflects an effective tax rate, as we talked about before, of 32.5 percent on comparable net earnings before tax. We did not take a tax recovery on the current quarter provision that we recorded for the plant closure in Brazil since the Corporation, as you know, has significant tax losses available for carry forward as well as tax-deductible goodwill in Brazil. So any benefit from the utilization of these losses will be recorded prudently when realized. And the effective tax rate on comparable net earnings for the three months ended June 2002, just for reference, was 32.8 percent.

Now reported net earnings were lower, at 54.7 million compared to 100.7 million last year due to a number of one off factors. Current year earnings include a net charge to rationalization of 36.3 million, as we say in the press release, which related to the previously announced plant closure in Brazil of 43.3 million. That's was R$92.2 million and a pretax gain of seven million related to a sale of residual property adjacent to the Barry brewery. And the prior year quarter as you know includes a gain of 64.2 million on the sale of 20 percent of Molson's operation in Brazil, partially offset by a post tax charge for Bavaria plant closures of 41.9 million.

In Canada, we announced that very strong EBIT increase by 23.5 percent, to 152 million due to strong volume growth pricing and significant cost savings. Net sales revenue in Canada was up three percent in the quarter. Net prices increased by only two percent as a result of competitive discounting in Ontario West on occasions. Overall Canadian volumes, if we include the sales for the USA, increased 1.3 percent. Costs were three percent below last year at 410 million due largely to the strong performance of P125 which was 10 million in the quarter, lower EVA bonus accrual, lower by five million and other overhead savings of around five million.

In Brazil, as Dan has mentioned, our strategic decisions around the distributor network had a short-term impact in the first two months of the quarter but we're showing clear signs of their longer-term impact, as he has mentioned, by the end of the quarter. So volumes were down significantly in April and May but recovered in June to be brought in line with the prior year. For the quarter volumes were down 26.5 percent.

Net sales revenues, as I said, were down 32 percent in Canadian dollars but only decreased nine percent in reais down from 190 million to 172.5 million, but the volume decline partially offset by higher selling prices compared to last year. And the cost reductions from Projeto Duzentos of 30 million in the quarter helped to hold costs flat with lower volumes also offsetting adverse exchange variations and the impact of inflation. We continue to follow our hedging policy with Brazil fully hedged at 3.12 for quarter two and partially hedged at around 49 percent at 3.07 for quarter three.

In the USA, Molson share of the import category improved with volumes down slightly in the quarter versus a year ago, but up on a calendar year-to-date basis. And EBIT was in line with the same period last year to 600,000 loss.

If we look at the statement of cash flow, from an overall consolidation position this quarter, our cash flow is affected by three seasonal onetime factors, which though planned, do impact our cash negatively in the quarter. The first is the payments of our (EVA) bonus of 45 million which includes the deferred portion relating to previous years which was really paying out the bank that was earned over the last three years as we completed our (EVA plan).

The second is a payment of $73 million relating to our cash taxes, and this includes a 50 million payment relating to prior years which was due in the first quarter. So, as we look forward for the balance of the year, our cash taxes will be around about 20 million per quarter, because the 50 million just related to a catch-up from previous years which we were always going to pay in this quarter.

The third piece relates to increased accounts receivable due to our very strong performance in June as (opposed to) previous year and March 2003. This has led to an increase in accounts receivable of about 90 million in the quarter even though receivable days were in line with previous periods. So consequently, our long-term debt did increase by 27 million in the quarter to just over 1.2 billion, but on net debt to equity ratio continues to improve down to 53.3 percent in the quarter from 57.3 percent in June of last year and 53.9 in March 2003.

We remain targeted to reduce our long-term debt as we said before to pre-Kaiser levels by the end of September 2003. And also as Dan has also mentioned, our long-term and our FY 04 outlook remain committed to 14.5 EBIT growth goal. So at this time we would like to proceed with your questions. Thank you.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We'll proceed in the order that you signal us, and we'll take as many questions as time permits. Once again, please press star one to ask a question. We'll pause for just a moment. We'll take our first question from Irene Nattel with RBC Capital Markets.

Irene Nattel: ... just go into a little bit more detail regarding what exactly happened in Brazil, how you have a distributor that is 16 percent of your volumes that is only telesales, et cetera, et cetera?

Daniel O'Neill: OK, Irene, it's Dan. There was a sub-distributor OK, who was actually part of one of our distributor networks in Sao Paulo and the distributor does 32 percent of our business. Half of this business is done by the sub-distributor, and that individual was realistically an order taker. And when we started identifying the situation in Sao Paulo and the market share decline in Sao Paulo over the last about five years, we delved into the problem and identified what was going on and realized that the sub-distributor was not executing on any of the criteria that we had put together with our distributors in the month of October.

We did the big strategic work with our bottlers and said here are the specifics required, here's what we need from you and here is what we will do for you. And we get into that and started reviewing bottler by bottler. The more we delved into the situation in Sao Paulo the worse the picture got with respect to the ability to execute on premise on 600 ML bottle sales which are most profitable. All of those elements came to the forefront, and we just felt that with the transition of the bottler into new ownership it was the right time to make that decision.

Now the resulting effect of that is yes, we have had great – incredible cooperation with FEMSA in the new ownership, a strong willingness to make decisions, a strong willingness to sit and look at the work we have done and now that we have brought in the new head of sales and the new person with great experience in the Sao Paulo area, both of them have identified here is what we need to do.

We went out and contracted the selling group which is about 200 people solely for that region plus additional programs that we have in place. During the transition and the need for us to get up and running on this right away, the sales force run would be run by us and paid by the distributor - the bottler - until it is up and ready to take charge of that group. OK?

So, they will be FEMSA employees in the future, but right now we're looking after that because we wanted to resolve the problem immediately. It was all discovery and work in setting parameters and getting the control systems in place to know what was going on, and changing out some people that we felt weren't very strong and as you bring in new people, you just learn a lot more. You would not be bringing people in if you did not have a very strong smell that there was something going on amiss.

Irene Nattel: Are there any other situations in which you have such a large sub-distributor?

Daniel O'Neill: No. That is the largest by far. We have sub-distributors and some are fabulous. Some of them are in some of our strongest regions, but we now have the ability to work with them and provide not only – I was going to say monthly – but it is not monthly, it is not weekly, it is daily support. It is actually a count by count follow up on their performance, so it's a very different situation now.

Irene Nattel: Perhaps this is not a fair question, but should we be anticipating any other major changes over the coming months?

Daniel O'Neill: I think that is it pretty much – I'm looking over at Robert for a nod of the head across the table but I think that is it. I think that's pretty he said – his comments – I don't know if (have heard this yet). (Yes, that's fair). I think we did them and we took them and we addressed them and I think we've got a big meeting coming up next week which aligns objectives where there is about a meeting of 400 people, and I think that is off we go and they are ready for the summer.

Our big concern is we could have done it piecemeal, and done a little bit of each one of these things at a time. But then we would have ended up doing some of this in the middle

of the summer and we didn't want that to happen. So we did it and it is done and took the heat and OK, fine, let's go do it.

And realistically, since we bought the Brazilian company it is always a wait and see by everyone, everyone is saying well can they deliver, can they deliver? And we felt, look, let's do what we have to do and the pieces are right and we have the players in place and let's get it done now and if the volume drops, the volume drops.

Well, April it dropped 50 percent and it's a big month and then you look at where we came out in the quarter at 25, 26, 27 percent below. It's already vastly improving. We were at I think, 1.9 percent – 1.3 percent below in June, so we have already caught up, you know. And as I mentioned, the year-to-date, there is maybe two or three days left in the month of July, we will highly probably be ahead of volume versus a year ago in the month of July.

Irene Nattel: If I might just ask another question on Brazil. You had a very nice increase in NSR per hectoliter Q1 relative to Q4 and certainly a huge increase year-over-year. Are we quite sure that the volume decline was not related to the pricing?

Robert: No, Irene, it's Robert. No, I would be very happy if I could justify it that way. No, I think it is more related to the fact that ((inaudible)) and I think there were very specific things and it was not related to the price increases that were taken.

Irene Nattel: OK, and the price increases are continuing through July?

Robert Coallier: Yes, we are implementing – we have implemented on July 1st another new price increase to supermarkets, and we are implementing also on August 1st a price increase to the cold market. So, yes we are continuing to implement price increases to absorb or to reflect the fact that some of our costs are going up as well.

Irene Nattel: Are the price increases more than covering your real cost increases?

Robert Coallier: ... well, they're an attempt. Obviously, we hope that they will, as you know in Brazil, it is not an easy task to manage the costs. From a standpoint, if we think that the cost of utilities which have been increasing substantially compared to the same period last year, are settling now, I think that we should be in very good shape.

It does not cover one thing for sure. It does not cover the fact that our exchange rate this quarter compared to last year was 3.47 compared to 3.25 last year the same time. So, that does not cover that for sure. But again on the FX strategy, we have a plan and we are following the rules of the game that we established earlier on this year.

Irene Nattel: That is great. Thank you very much.

Operator: Karim Salamatian with CMO Nesbitt Burns has our next question.

Karim Salamatian: Thank you, good afternoon everybody.

Robert Coallier: Hey Karim. How are you?

Karim Salamatian: Great, thanks. Another question on Brazil and then I will come to Canada. Now, I'm sure (AmBev) saw your disruption through April and May. What do they do with their distribution or what do they do in the marketplace to take advantage of you in that sense? And are you sure that things that they've put in place while you were going through this disruption are not going to impact you in July, August or September.

Daniel O'Neill: I think Karin, first of all, I mean they are pretty much a machine moving forward I don't think our changes in the month of April and May really changed their behavior. They will see our volume turnaround in the month of June, and they will probably implement activities to counteract some of that. But I think July is over and it is a very good competitor there is no question. I think we just want to move along and look out for

ourselves and do what we think is right now and move forward, and you can't do a battle with half of the Army or 10 percent of the Army. It's just that we've have got to make sure that we have enough people and they are well-trained and they have the information required to function.

And as I mentioned earlier, we started with this information process 18 months ago. And it took us 18 months to finally get it implemented and up and running. And as I said in the earlier part of my discussion, I was really half on this, did I like the technology? I love the technology but I did not think we would be able to implement it. You know, you go through a process of getting the technology and have to convince everyone that it is good and have to convince people how to use it. Well we brought people in who had 17, 10, 15 years using this type of data and only knew how to operate with it, so we gave them the data to operate on.

So sure AmBev will respond, there is no question. Hopefully they are responding to a brighter more capable group than they were before.

Karim Salamatian: When you bought Kaiser, you were quite bullish on your Coca-Cola distribution team, even though now you're saying that 18 months ago you were starting to plan these changes. What is the risk that 18 months from today your optimism towards the changes you made and the new people in place don't pan out? I'm just trying to get my head around it. Is this a onetime event or are we going to see it every 18 months?

Daniel O'Neill: If you see it every 18 months I probably won't be on the conference call number one, OK? I would not want to be the person who would have to say this again in 18 months and I think you know me well enough to know that. If it is not fixed then, I should lose my job in 18 months, which would be my first answer to your question. But, on a second point, I think that you're reading something into the comments that is not there. Are we happy and proud of the Coca-Cola bottlers? No, not proud, forget that. Are we happy and think it is right to have the capability to reach one million points of distribution? Unbelievably yes to that question.

So am I still enamored with the capability of going into a country as large as Brazil and being able to reach one million points of distribution? That is unbelievable, it is almost mind-boggling to think that you could do that. I can't get my head around it when I have to compare that to 23,000 in Quebec. One million is unthinkable. I mean, I can't even imagine it. If you lined them up, how far away they would go. Now, that is number one, so am I enamored with that? I think it is unbelievably awesome.

Number two, we started 18 months ago recognizing the fact that competition in that same channel of distribution, had a capability that we did not have. Getting there is one thing, knowing what to do when you get there is totally a different thing. Now, I was surprised that the Coca-Cola sales force, and that was just ignorance on my part, was not as strong as it had to be to sell beer.

A lot of them did not sell beer. A lot of them didn't think about beer. So, getting to the point of distribution is one thing, being able to sell beer when you get there is totally another, and we have worked over the last 18 months if you will, or 10 months or 12 months since we owned this business, but our capability of selling beer was not as strong as our competition. There is no question about that.

So, in the last four months, Robert and I have had discussions and it was listed as one of the eight strategic criteria last September - improving distribution - and we talked about improving the way of distribution that was an element from day one.

We talked about increasing price. Even increased prices, as long you understand how to do it and what is the selling story and are we creating the right selling story to the trade or are

we walking in and saying, guess what, we are sending them a note saying we are increasing 10 percent. That's not the way you go about it and our competition doesn't go about it that way.

And our competition really knows how to sell beer. So we had to bring in beer professionals which I believed we were getting, in the first, twelve months ago. When you think about it, we did get it in certain areas where we have a 50 percent share of market. We can enhance that with greater tools, but where we have a zero percent share of market – in Rio de Janeiro for example - or two - you think those guys know how to sell beer, obviously they don't. What are we doing to help them from that side?

So really, it's do I expect that we will improve in Brazil? You bet I expect we will improve in Brazil. And I totally expect it to be a major player in our overall profit in two or three years from now. Do I expect it to deliver its targets for this year? I really expect it to surpass the targets for this year. OK? But there's a distinction that you have got to understand. Reaching one million points of distribution, we can do that. Reaching it effectively, and capitalizing on that capability, I thought we would do better, realize we can't, we put a whole bunch of measures in place to capitalize on that huge point of leverage, and I think we have it now.

OK. It is not going to be overnight when we go from this to this, but as the people expand we bring in the 200 salespeople. We bring in another hundred, we're just going to be taking control of when you get to that point of distribution are you able to maximize its effectiveness? And your question is a valid one. What is AmBev going to do? Well, our – they're a competitor, (us), is a little stronger. They are still very strong, so at least they are fighting against somebody that is a little bit better.

Karim Salamatian: Let me ask two questions in Canada here, and it seems to me that regardless of what is going on in Brazil you can basically release more cost savings in Canada to make up for what happened in Brazil in the quarter. So, my question is $125 million of savings coming out of Canada, is that the real number? Or should it be 150 or more? And then second question in Canada is what is your expectation for a total market share growth this year? Are you still going to stand by some of your earlier comments that market share is going to increase?

Daniel O'Neill: I will answer the first one easily – the second one I'm going to stammer a bit, but on the 125 million, its 125 million – we have got to start delivering better performance in Brazil and just in the base business in Ontario and continue our success in Quebec. I am still comfortable with the 14.5 because I firmly believe that the guys will pull it together. We're not going to pull out additional cost savings at this point in time.

You know I have got a cost savings meeting planned for next week, and we will get an update. But is that going to go from 125 to 150 in the next meeting? I don't think so. You know, because I think we're there now and we're pretty comfortable with that number. But I think it's we're not going to play a game where we're going up to 150 in the next quarter just make our number. That is not the challenge.

The share game, I feel real comfortable in this area, real comfortable with Bavaria, real comfortable with Ex Light and Canadian Light in a restricted test market is doing pretty well. I just – the thing that is throwing a curveball at me are these big price offs of competition and if you look at the market share, what is going on, you can see the value segment with these large discounts have played a big impact in the quarter.

And you know, we could have doubled up and taken another dollar and another dollar fifty, but we don't want to get into that. I sat here and said, well I said I would like to grow the share and I like to obviously grow the core brand, and I would like to grow the total share the .5. Right now, it all depends how it goes, we've got a long weekend coming this week in

Ontario. We know competition is going to do three brands at $4 off – we're not doing that. We made a decision not to do that.

And then you look at a couple of the other guys and a couple of our competitors are up but they are up because their value brands are up, not because their real profit brands are up. So, we're – it's a hard one to call – you are asking me right in the middle of the summer, and I coming into a long weekend, we could potentially grow our share .5 in Quebec in the East, keep doing it, and we do a little better job in Ontario West.

And you know, Bavaria keeps coming will be positive we bring in our new innovation in the end. It will be a little tougher than I thought but it's just because I knew the question would come up. And I could play the game of: look, I made a statement of .5, we are going to do it at any cost. I am not going to do that. I sat there about three weeks ago having a chat with myself in my office whether we wanted to respond to the share and go after it or say no, I'm not spending money foolishly to get some cheap share. So I made that decision and I'll have to live by the result.

Two years ago after an annual meeting there was a bunch of comments written in some analyst reports and in the press that I had changed my opinion and I was going after share versus profit. I'm not, and I don't intend to do that. So, but this is proof in the pudding: I made the statement, it was actually 14 months ago, that that was not what my intent, and I think the proof is in the pudding in what happened in the last quarter.

Karim Salamatian: All right. Fantastic. Thank you.

Daniel O'Neill: Thanks a lot.

Operator: Moving on, we'll hear from Michael Vanaelst, CIBC World Markets.

Michael Vanaelst: Hi guys, just a couple of follow ups on Brazil first. Did I hear right that the new distributor in Sao Paulo will be part of the FEMSA group in the end?

Daniel O'Neill: No the new bottler is – the new bottler is FEMSA. I use the word distributor and bottler interchangeable and everybody looks at me every time I say it in this room and say, no you mean bottler. So the bottler in Sao Paulo which represents 32 percent of our business was owned by Panamco, sold to FEMSA. 16 percent of that – excuse me – 50 percent of that or 16 percent of our total business is done by a sub-distributor. The sub-distributor is now no longer with us.

Michael Vanaelst: Right. And I thought the distributor will remain independent?

Daniel O'Neill: That sub-distributor has gone out of business actually; I'm not sure what they are doing.

Michael Vanaelst: I met the new sub-distributor that you are bringing on.

Daniel O'Neill: No, no we're not bringing on a sub-distributor, we are bringing on our own sales force and the work is going into FEMSA's distribution network.

Michael Vanaelst: OK. All right. What other regions or distributors were affected by the changes you talked about this one in particular, but there were a couple of others I take it.

Daniel O'Neill: Robert do you want to answer that?

Robert: ... sure ...

Daniel O'Neill: The question was what other distributors or sub-distributors have been impacted by the changes we have made in the last four months, is there any specific ones?

Robert: Well, positively hopefully all of them. You know, we are trying to build a relationship where, as Dan mentioned before, we're trying to bring value to the distributors. I think that

one thing that is for sure is that as we recognize the need to support the bottler and for them to sell beer, we also recognized that they are great people to sell soft drink, but there is a great level of learning that they can take on to sell beer. And with our new team now, we can bring those learning. So, we have seen over the last few months improvements beyond belief with some of our distributors. For example, for the month of June, more than 50 percent of our bottlers increased volume year-over-year and some of them more than 100 percent.

So, there is a great level of openness from our distributors to learn those new methods and the partnership – the beer commitment - is stronger. It is very, very strong right now. So, that is a very encouraging factor. To answer your question quickly Michael, I hope that all of the bottlers are being impacted positively.

Daniel O'Neill: Yes, this goes back to Karim's question of with regards to the importance of these guys. We are helping them now and we're bringing to them information to help them into profitable sales so they are responding with open arms. We did not have anyone say to us go away we're not interested. A few of them were a little nervous because we have more information than they do, and we really know what is going on, but I think they're coming along with it. And we are a lot more aggressive than we were in the first 12 months because we feel a little more comfortable in what we're doing and it's a much aggressive approach. You know, so, it is a good change in attitude.

Michael Vanaelst: All right. You talk in the press release though that you eliminated several sub-distributors so one of them is the big one in Sao Paulo, were are the other couple?

Robert Coallier: Actually, you have to understand a relationship with the sub-distributors. The sub-distributors are part of the distributor network so what we're doing basically is we are working with the bottlers, identifying weak sub-distributors within the distribution network and finding alternatives. It can be that the main distributors - the bottlers basically - buy back the area or that we find a substitute for the sub-distributor.

But what is important to understand now there is a commitment on both parties to sit down jointly and we view all the sub-distributors as part of the entire business. So there have been some changes, I can not tell you the number, I know that some bottlers bought back some very weak sub-distributors in order to serve these markets directly.

Ideally, one day we will increase the percentage of sales done directly from the bottlers as opposed to using sub-distributors. But, I couldn't tell you the number. I could certainly check but...

Daniel O'Neill: ((inaudible)).

Robert Coallier: ... probably more than that. I know for a fact that a bottler bought back five sub-distributors since the beginning of the year.

Daniel O'Neill: But the biggest – and some of these are pretty tiny Michael, so, the biggie – we have done it in several – but the biggie is 16 percent of our business.

Michael Vanaelst: OK.

Daniel O'Neill: That's the real relevant guy; then you go into small regions were the sub-distributor is really small and we just pulled them back in.

Michael Vanaelst: OK, you talk also about volumes starting to show positive trends year-over-year in July versus June. But, have market shares started to improve from June to July because last year trends were heading downwards pretty quickly during this period?

Robert Coallier: No, what you will see Michael, is that as you know, there is always a little delay when you get the Nielsen reading. But given the volume we had in June and the volume we expect in July, my guess is that we should start seeing improvement.

Daniel O'Neill: But we haven't seen it, you don't get that data yet Michael, so we do have it. You've got to remember the Nielsen data is not very representative of ...

Robert Coallier: ... and the June 15th was more related to maintaining.

Daniel O'Neill: Yes, so that's important. So, when you're looking at June's, you're getting the hit of our worst volume. You're getting still April and June in there, April and May, excuse me.

Michael Vanaelst: All right. Final question in the Quebec market where – which channels are you seeing the biggest market share gains?

Daniel O'Neill: We are seeing great ((inaudible)) with Bavaria and great ((inaudible)) – on premise with especially one account ((inaudible)) 41 accounts and we have seen some real positive results with our Ex Light, it has become – I think the number five brand that they serve. I review that in a lot of detail now in Quebec so I have seen the Quebec ((inaudible)) market is doing extremely well. In total, the Montreal market was down a little bit but in June had a really, really strong performance, the first three weeks and then into the last week.

You've got to remember the strike that we are talking about for Labatt's is really only on the island of Montreal, it is not in the other parts of the province; people are thinking it is all over, it is really only on the island and that's pretty specific. So, it is mostly Ex that is up, Rickard's is up, Ex Light is up, Bavaria is up, so that's pretty strong. Coors is up ...

Michael Vanaelst: All right. I'll leave it at that, thanks.

Male: Heineken is up. It's just good solid performance. OK?

Michael Vanaelst: Thanks.

Operator: Moving on, we'll hear from David Hartley with First Associates.

David Hartley: Good afternoon everyone. Just – what is the market share of AmBev and Schincariol now in the market?

Daniel O'Neill: Well, AmBev is roughly at – I don't have the exact figure. It was 70 percent in the last reading I think. Let me check the exact figure – 70 point something at the last reading.

David Hartley: OK so that makes Schincariol now ahead of you in terms of market share?

Daniel O'Neill: No, it does not mean that.

David Hartley: So they are slightly less. Have they moved at all in market share?

Robert Coallier: I think they went up a point. They are looking for specific numbers though and I'm answer any questions as they are searching for the numbers.

David Hartley: OK. Great I will wait for the number. Other questions on Brazil, in terms of the getting rid of that sub-distributor, was that driven by you or by FEMSA?

Daniel O'Neill: It was driven by us.

David Hartley: OK, and how many of you – you mentioned that 50 percent in June of the bottlers recorded volume gains. How much of that represented of your volume there?

Daniel O'Neill: Can you repeat your question please?

David Hartley: It was mentioned by Robert there that 50 percent of the bottlers or the distributors recorded volume gains in Brazil. If I heard correctly, how much of that – how much do they represent of your volume.

Daniel O'Neill: That was in June OK?

David Hartley: That was in June I understand.

Robert Coallier: In terms of volume, it represents about 50 percent.

David Hartley: About 50, so right on it. OK. And finally, cost savings in Canada. Are you seeing a lot of cost savings from malt costs or where wre you getting some of your cost savings in the quarter?

Brian Burden: I think we highlighted the main cost savings. In terms of the project 125, it basically splits into about three areas. We're getting still line efficiencies and production savings that run about three million.

David Hartley: OK.

Brian Burden: Some procurement savings that run about four million ...

David Hartley: OK.

Brian Burden: ... and some of that relates to malt, but it also relates to primary and secondary packaging and we're getting around about two million in distribution.

So about 10 million in total project 125 and I mentioned we're really pushed out in all areas so we were able to get ((inaudible)) through hundreds of different activities in other overheads we were able to get five million through there, so that is why we had such a good quarter this quarter.

David Hartley: On the deferred bonuses you make reference to in the press release, could you explain that a little better for us? Because I remember that in Q4 there was $18 million in (EVA) bonuses that were not paid out. Have you paid them out now? I know these were from bonuses gained in prior quarters. Could you explain that a bit to us?

Daniel O'Neill: I'll do the first part and then (give you the theory) and then I will let Brian do exact numbers and then Robert has the answer to your first question, just a second.

Just quickly we put in a three-year bonus plan which worked as follows. You would get to reaching it is unlimited, so you could get three times or four times your bonus. However, you were only paid a percentage of that and the remainder was held, in what we refer to as a bank. And at the end of three years, if you performed in all three years, you got the bank back less half of one payout of a bonus, a point five of one of your payouts.

So if a person's bonus was 100, OK, and at the end of your three you had 200 in the bank, you would give him the 150 leaving 50 in the bank as a reserve for next year. So never do we get paid all of our bonus that we earned because it is not reflecting total paid in that particular year, you've got to continue to do well to get it out and we've had a finite time period for that performance and it was a three-year period. So, what you are seeing – now we accrued the cash payment year-on-year so that at the end of the year the cash payment had already been covered, but we paid out a three-year performance at the end of year three.

That is why it is quite large and that is the theory of the compensation. However, we changed that in the new period. And in going forward we do not ever pay down the bank to point to half a payment. If there is no three-year time period. It goes on forever. So your continuing to be building the back and continuing to have the performance. It will not have a three-year hit like that. We changed the program.

Brian Burden: So rather than the cash payouts in this quarter David.

David Hartley: OK.

Brian Burden: What you were seeing in the fourth quarter of last year was, basically, obviously we accrued during the year. Basically we were accruing at the beginning of the year fiscal 2003 last year, on the basis of higher Brazilian profits because we did not have the exchange losses that came through during the year. We corrected that in Q4. And that's why you have got the saving, so that was an accrual adjustment cost savings what we have just seen in quarter one is a cash payment.

David Hartley: OK, thank you.

Robert Coallier: David, to answer your question on market share ...

David Hartley: Yes.

Robert Coallier: ... as I said before, 17.1 percent at the end of the month but with a (69.7) for the quarter Schincariol was basically flat at 9.7, and the pickup was mainly from other brands who represented for the quarter about 7.9 percent an increase of 1.6.

David Hartley: Thank you very much.

Danielle Dagenais: Operator it is now a little after four and in trying to keep this conference call to roughly one hour, I would ask you to take one last caller.

Operator: OK, our last question will come from Raymond Lai with Raymond James.

Raymond Lai: Good afternoon. Just two quick questions more on Canada. I mean, Quebec continues to do extremely well. What I'm curious is that you made a lot of changes in Canada in sales and marketing and obviously on the innovation pipeline. I was curious in Ontario notwithstanding the share changes I guess what are we not seeing what is happening in the background, that gives you comfort that things are moving in the right direction?

Daniel O'Neill: Could you repeat that? I missed the question. I followed it until the end.

Raymond Lai: I guess what I'm asking is: you made a lot of changes within the Canadian organization from the sales and marketing point of view. Innovation pipeline seems to be coming along and we're seeing some payout there but I'm curious notwithstanding the share decline in Ontario West, I guess internally, what is happening that I guess gives you comfort that things are moving in the right direction in Ontario West?

Daniel O'Neill: I don't think I have comfort in what is going on in Ontario West, but I mean, I don't like losing. I think everyone who has spoken to me understands that and certainly the one measure of winning is profitability. It is a lot easier to gain profitability if you are gaining market share and gaining volume if you are doing it profitably. So, I am not at all happy or comfortable or satisfied, feel good about, go to sleep at night warm and fuzzy because of what is going on in Ontario West. I think tactically we're being beaten, and I don't like being beaten.

And we are doing great in Quebec East, we are doing great in the U.S., and I think we are doing extremely well in Brazil. You can say to me, well, ((inaudible)) I am very happy and very content and if that was the situation I would sleep a lot better. In Ontario West I'm not happy. And anyone who knows me would know that I am not happy and it is not satisfying and I think there are a lot of elements to it and we're going to have to address those in the near future.

I don't think it is the time or place to discuss the specifics here because I am a pretty straightforward person and I just think we have to take a hard look at what we are doing

and how we are doing it, and the speed we are doing it, and make sure we are doing the right things. I spent a lot of time over the last two months in that marketplace. There are a couple of companies that are gaining share, in an environment that is full of promotional activities. Our promotions and the money we're spending are not as effective as they should be is my feeling. So, you ((inaudible)) some interesting points, OK, and that is one I want to get fixed.

Raymond Lai: OK. The other quick question is where was your capacity utilization in Canada and Brazil during the quarter?

Danielle Dagenais: Your what?

Raymond Lai: Capacity utilization in Canada and Brazil.

Daniel O'Neill: In Canada it is up around 75 to 78 percent. Our two new lines – our big line in Toronto, we finally the new one is finally up and running. Its got days of 78 and 80 percent which is great. Brazil we are still – with the closure will be in the 60 to 65, is that correct?

Robert Coallier: Will be around 60 annualized. This is a low season for us.

Daniel O'Neill: OK, so that is about where we are in those two.

Raymond Lai: Last question on Quebec; you're doing extremely well. Can you add a bit more color there, I mean it has been a consistent trend in recent quarters.

Daniel O'Neill: Yes. We have been pretty positive in Quebec in the last two years. Also, we also have been doing extremely well in the Atlantic provinces; I wish they were bigger as I said in the last call. Quebec continues to chug along. They do well in execution, their activities are well-planned out. Ex Light is a big success. They were a little late in launching Bavaria, but they execute extremely well. They had a disappointing May and they just are very hard on themselves as a group and they rallied at a meeting for the whole weekend and came back very strongly in June.

So, you have to give them credit for that type of intensity and desire to succeed. I mean, I didn't say you have to have a meeting. They were meeting on a Friday afternoon that lasted all through Saturday and half of Sunday. I think that is the type of team we now have in Brazil. I was down there last week and the groups worked until wee hours of the morning doing their weekly meeting, the two days that I was there and I'm sure they were not just doing it because I was there. And sometimes you need that intensity to win.

Raymond Lai: Final question is on innovation pipeline. There are some early good signs here down the path, how comfortable are you in the direction you are moving and the pace you are moving there because clearly innovation in beer in Canada is a critical milestone to continually grow category.

Daniel O'Neill: We presented to the board a new project today with also launching in the new fiscal year, which actually surpassed the results of Bavaria and Ex Light, so if that comes out and continues it is in – say we have about a three stage process and it is in a final stage of the program and if it continues on that track, it ((inaudible)) actually we now have a comparison point of view because a year ago or two years ago we did not have a comparator, and it looks pretty positive. But it all fits together; you got to make sure all of the pieces are good.

We got a great product, a great liquid, a great package and we now come on you got to have a great ad to make it work. And we're able to do that in Bavaria. Pull all those elements together. We were able to do that in Ex Light. You know, Canadian Light has suffered a little bit from not having the great advertising; it's got the package, it's got a

great liquid, it does not have the great communication vehicle. So we've got to continue to improve that although we're meeting our milestones in the test market on Canadian Light.

But, on the situation with respect to the new product you move along and you sense that each level you are real happy with the liquid - you are real happy with the positioning, the concept is great, and you keep moving along and at the end you all fit together and you go wow, or you say ugh, or we've got to go back and do some advertising work. Right now, we are in the advertising stage to make it fit. So, it looks pretty positive so far.

Raymond Lai: Great. Thank you.

Daniel O'Neill: Thanks very much. Thanks everyone for the questions.

Operator: That does conclude the question-and-answer session. At this time we will turn the conference back over for any additional or closing remarks.

Danielle Dagenais: Well, thank you Operator. Before we sign off, please mark your calendar on November 5th for Molson second quarter financial release and conference call and as usual, invitations will be issued one week prior. And thank you all for joining us today.

Operator: That does conclude today's teleconference. Thank you and have a great day.

END

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Targets Export Market With New Vice President

MONTREAL, Aug. 25 /CNW Telbec/ - Molson Inc. today announces that it is gearing up for the export market and has hired a senior executive, Don J. Blaustein, Vice-President, Export Development, to spearhead efforts in giving Molson beers international exposure.

"Molson beers continually rank among the best quality beers in North America, so it stands to reason that we would want to leverage that fact and build the reach of the Molson brands internationally," explained Daniel J. O'Neill, President and CEO of Molson Inc. "The export market is one prong of our international strategy and a way of maximizing the value of our existing business. Small at the outset, this market has the potential to build over time, as well as afford Molson global exposure for its brand name."

Don Blaustein has an international marketing background and has spent most of his career in the beverage business, working on various country assignments for Guinness Limited, a UK-based beverage conglomerate and for Bulmers North America, before its purchase by the Scottish and Newcastle Group. For Guinness Limited, he started in the marketing area before taking on successive roles as President and CEO for Canada, Caribbean/Latin America and Australasia, where his efforts were targeted on brand building and volume growth. When with Bulmers, he successfully turned around, reorganized and completed the sale of the alcoholic cider manufacturer and marketer.

Mr. Blaustein's appointment is effective September 8, 2003.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 13:55e 25-AUG-03

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Appoints New President of Ontario West Region

MONTREAL, Aug. 12 /CNW Telbec/ - Molson Inc. today announces the appointment of Les Hine as President - Marketing and Sales for the Ontario/West region. Les Hine will lead a newly aligned marketing and sales organization designed to address the specific needs of Ontario and the West.

Les Hine joins Molson after a very successful 21-year career in consumer products globally with Procter & Gamble where he had leadership roles building brands and solving critical marketing and sales challenges in Canada, Spain and Japan. In his last position with P&G, as Vice President of three divisions in Japan and Korea, he grew volume and profit across all divisions and achieved the highest volume and profit growth of any P&G region in the world during his final fiscal year. For the past three years, Les was a partner of Futurus Management Inc., a management company in Toronto that provided strategic consulting advice to small and medium size businesses.

"Volume growth and profit growth are two areas that Les Hine knows well, having successfully delivered on them throughout his career, even in the most challenging environments. I have no doubt that he will inspire and drive the new marketing and sales teams to meet and surpass their business objectives in all parts of the region," said Daniel J. O'Neill, President and CEO of Molson Inc.

The marketing group reporting to Les Hine has been realigned around three key individuals:

- Gino Cantalini is appointed Vice President, Marketing, Molson Canadian. Gino, who joined Molson in March 2003, has approximately five years of beer marketing experience in Canada, including work on leading competing brands where volume and share gains were significant. Since joining Molson, Gino has been responsible for marketing strategies and the implementation of Marca Bavaria.

- Paul Brennan becomes Vice President, Marketing - Super Premium, which now includes Marca Bavaria. Paul has been with Molson since October 2002 and has had a very successful beer marketing career growing market share in past assignments within and outside of Molson.

- Anne Marie Halpin will take on the role of Vice President, Marketing for the Light and Value Beer Segments. She will spearhead the marketing behind Molson Canadian Light, Export and the development of the Value brands. Anne Marie was previously Vice President - Trade Marketing for the Ontario/West region.

All these appointments are effective Monday, August 18, 2003.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Canada Restructures Ontario West Region to Strengthen Performance

MONTREAL, Aug. 8 /CNW Telbec/ - Molson Inc. today announced that as a result of plans to restructure the Ontario/West region of Molson Canada and increase its marketing and sales focus, Michael S. Downey, President of the Ontario/West region, has decided to leave the Corporation.

"The Ontario/West region has experienced significant market challenges over the past 12 months and there is a need to redesign and re-energize the regional group. The objective of the restructuring is to increase the focus on marketing and sales and drive that focus and activity closer to the consumer for improved market performance. Discussions with Michael Downey on the reduced scope of the new leadership position of the group, especially the greater marketing and sales focus and the reduced operational responsibility, led him to make the decision to leave the company," explained Daniel O'Neill, President and Chief Executive Officer of Molson Inc.

Effective immediately, Daniel J. O'Neill will assume the interim leadership position of this Ontario/West region. Plans to restructure and refocus this group will continue and will be implemented over the coming weeks.

"Michael Downey has been very committed to Molson's and unrelenting in his efforts to address the business challenges. I would like to thank him for his commitment and loyalty to Molson over the past few years and I wish him much success in his new endeavors," added Daniel J. O'Neill.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media : Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts : Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 08:00e 08-AUG-03

Gagnon, Carole

From: Gagnon, Carole
Sent: August 21, 2003 16:06
To: 'denise.fredette@tsx.com'; 'TSX Reporting SG (Montreal)'
Subject: Form 1 - Change in Outstanding and Reserved Securities - JULY 2003

Please find attached the above report for the month of JULY 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .

TSE - 03-July - MOLA.doc (190 ...

TSE - 03-July - MOLB.doc (141 ...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 1 | Company Name: MOLSON INC. | Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,555,303**
ADD:	Stock Options Exercised	47,100	
	Share Purchase Plan	18,355	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,620,758**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**890,654**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(18,355)
	Closing Reserve for Dividend Reinvestment Plan		**872,299**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,716,883**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
02-Jul-2003	Robert G. Patterson	14-May-1996	$11.60	350
03-Jul-2003	John Bailey (Mtl)	27-Jun-2000	$14.04	4,250
	Larry A. Boughton	27-Jun-2000	$14.04	3,250
	Wayne Cheeseman	27-Jun-2000	$14.04	4,250
	Philippe P. Duval	27-Jun-2000	$14.04	3,750
	Anne Marie Halpin	18-May-2001	$22.50	5,000
	Roy W. Hryn	27-Jun-2000	$14.04	5,000
	Ronald O'Keefe	18-May-2001	$22.50	1,000
	Philippe Rainville	27-Jun-2000	$14.04	3,250
	Michel Robitaille	27-Jun-2000	$14.04	3,750
04-Jul-2003	Edward E. Lovekin	18-May-2001	$22.50	2,000
	Dennis Massicotte	18-May-2001	$22.50	1,000
	Robert Presseau	27-Jun-2000	$14.04	3,250
	Daryl A. Ralph	18-May-2001	$22.50	2,000
08-Jul-2003	Jeff N. Banister	27-Jun-2000	$14.04	5,000
			SUBTOTAL	**(47,100)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
08-Jul-2003	Daryl A. Ralph	18-May-2001	17-May-2011	$22.50	2,000
	Daryl A. Ralph	10-May-2002	08-Jan-2004	$36.79	1,125
10-Jul-2003	John Bailey (Mtl)	07-Sep-1999	07-Sep-2009	$12.52	1,750
	John Bailey (Mtl)	27-Jun-2000	26-Jun-2010	$14.04	4,250
	John Bailey (Mtl)	18-May-2001	17-May-2011	$22.50	7,850
	John Bailey (Mtl)	02-May-2003	02-May-2013	$32.31	6,000
29-Jul-2003	Sean Moffitt	11-Mar-2003	10-Mar-2013	$31.36	10,000
				SUBTOTAL	**(32,975)**
Stock Option Outstanding — Closing Balance					**5,636,808**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,403,678**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(47,100)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,356,578**

All information reported in this Form is for the month of **JULY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE August 21, 2003

FORM: 1 | **Company Name: MOLSON INC.** **Stock Symbol: MOL.B**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,447,720**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,447,720**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **JULY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE August 21, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: September 10, 2003 14:24
To: 'denise.fredette@tsx.com'
Subject: FW: Form 1: Change in Outstanding and Reserved Securities

Please find attached Molson's Form 1 reports for shares MOL.A and MOL.B, for month of August 2003.

Do not hesitate to contact me if you have any questions.

Thank you.

TSE - 03-Aug - MOLA.doc (210 K...

TSE - 03-Aug - MOLB.doc (145 K...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 1 | Company Name: MOLSON INC. | Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,620,758**
ADD:	Stock Options Exercised	59,915	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(60,300)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,620,373**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**872,299**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**872,299**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,636,808**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
07-Aug-2003	Steven H. Cobrin	06-Aug-2013	$34.95	10,000
	Marcus Porto	06-Aug-2013	$34.95	20,000
			SUBTOTAL	**30,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
01-Aug-2003	Dale H. Scriven	07-Sep-1999	$12.52 CAD	750
07-Aug-2003	Marie Giguère	28-Jun-1999	$13.37 CAD	20,667
	David Perkins	27-Jun-2000	$14.04 CAD	5,333
12-Aug-2003	Joanna Perrin	18-May-2001	$22.50 CAD	500
13-Aug-2003	Michael S. Downey	24-Jan-2000	$12.16 CAD	500
15-Aug-2003	Daniel Crummell	18-May-2001	$22.50 CAD	1,000
	Raynald H. Doin	27-Jun-2000	$14.04 CAD	5,333
19-Aug-2003	Patrick L. Kelley	27-Jun-2000	$14.04 CAD	2,666
21-Aug-2003	Michael S. Downey	24-Jan-2000	$12.16 CAD	9,500
27-Aug-2003	Michael S. Downey	27-Jun-2000	$14.04 CAD	8,666
29-Aug-2003	Michael S. Downey	27-Jun-2000	$14.04 CAD	5,000
			SUBTOTAL	**(59,915)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
30-May-2003	Ricardo M. de A. Mayer	31-Jan-2001	30-May-2004	$18.54	CAD	33,335
	Ricardo M. de A. Mayer	10-May-2002	09-May-2012	$36.79	CAD	10,000
31-Jul-2003	Rosa Colucci	18-May-2001	17-May-2011	$22.50	CAD	1,000
	Rosa Colucci	10-May-2002	09-May-2012	$36.79	CAD	1,125
	Rosa Colucci	02-May-2003	02-May-2013	$32.31	CAD	1,000
07-Aug-2003	Michael S. Downey	24-Jan-2000	31-Jan-2004	$12.16	CAD	10,000
	Michael S. Downey	27-Jun-2000	05-Jul-2004	$14.04	CAD	13,666
	Michael S. Downey	12-Sep-2000	19-Sep-2003	$16.30	CAD	20,000
	Michael S. Downey	18-May-2001	25-May-2004	$22.50	CAD	26,667
	Michael S. Downey	10-May-2002	09-May-2012	$36.79	CAD	23,000
	Michael S. Downey	02-May-2003	02-May-2013	$32.31	CAD	21,000
14-Aug-2003	Derek Baxter	10-May-2002	14-Feb-2004	$36.79	CAD	1,125
	Kathleen Collins	10-May-2002	14-Feb-2004	$36.79	CAD	1,125
	Kathleen Collins	02-May-2003	02-May-2013	$32.31	CAD	2,500
	George Kakaletris	02-May-2003	02-May-2013	$32.31	CAD	2,500
31-Aug-2003	Wayne Cheeseman	27-Jun-2000	26-Jun-2010	$14.04	CAD	4,250
	Wayne Cheeseman	18-May-2001	17-May-2011	$22.50	CAD	7,000
	Wayne Cheeseman	10-May-2002	29-Feb-2004	$36.79	CAD	6,750
				SUBTOTAL		**(186,043)**

Stock Option Outstanding — Closing Balance	**5,420,850**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,356,578**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(59,915)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,296,663**

All information reported in this Form is for the month of **SEPTEMBER, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE September 10, 2003

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,447,720**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,447,720**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may *require a deduction in accordance with TSE acceptance of the Plan. Please ensure all* applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of AUGUST, **2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE September 10, 2003

MOLSON

September 10, 2003

SENT BY FACSIMILE

Mrs. Martine Valcin, MBA
Manager
The Toronto Stock Exchange
1000 Sherbrooke Street West
11th Floor, Suite 1100
Montreal, Quebec, H3A 3G4
Fax: (514) 788-2421

Re: Molson Inc. - Normal Course Issuer Bid (2003-2004)
August 2003 Monthly Report

Dear Mrs. Valcin:

In reference to the above, please find enclosed:

→ a report including the recent number of shares redeemed, the dates of purchases, the average price paid

→ copy of a letter from our transfer agent confirmation the cancellation of these shares.

Please note that there has not been any repurchases during months of May, June and July 2003.

We remain at your disposal if you require additional information.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
Email: *cxgagnon@molson.com*

Encl.

Molson Inc.

1555 Notre-Dame East, Montreal (Quebec) H2L 2R5

Normal Course Issue Bid (2003-2004)
August 2003 REPORT

		Symbol: MOL.A CLASS 'A' NON-VOTING SHARES			Symbol: MOL.B CLASS 'B' COMMON SHARES		
Trade Date	**Settlement Date**	**Number of Shares**	**Class A Price**	**Class A Total**	**Number of Shares**	**Class B Price**	**Class B Total**
01-Aug	*07-Aug*	*5 000*	*$34.9300*	*$174 650.29*			
		600	*$34.9500*	*$20 964.19*			
		3 000	*$34.9500*	*$104 850.00*			
		2 000	*$34.9500*	*$69 900.00*			
		10 000	*$35.0000*	*$350 000.00*			
		39 700	*$35.0000*	*$1 389 500.00*			
AUGUST		*60 300*	*$34.9895*	*$2 109 864.48*	*0*	*$0.000*	*$0.00*
TOTAL AUGUST 2003		**60 300**	**$ 34.9895**	**$ 2 109 864.48**			

Sources: Carole Gagnon, Molson Inc.
Tel.: (514) 590-6338

2003-09-10

CIBC Mellon Trust Company

September 9, 2003

Ms. Carole Gagnon
Corporate Administrator
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec
H2L 2R5

Subject: Molson Inc.
Shares cancelled under the
Norman Course Issuer Bid

Dear Carole,

Please be advised that for the month of August 2003, we received the following certificates for cancellation in respect of the normal course issuer bid:

60,300	***Class "A" Shares***
Cancellation date:	***August 29th, 2003***

We trust this information meets with your requirements, and remain,

Yours truly,

Jeannine Rigon
Manager,
Client Relations
(514) 285-3613

JR/sda

2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Mailing Address
P.O. Box 700, Station B
Montreal, QC H3B 3K3

Tel 514.285.3600 Fax 514.285.3640
inquiries@cibcmellon.com
www.cibcmellon.com